September 13, 2010

Mark E. Crone, President
Matter of Time I Co.
101 Montgomery Street, Suite 1950
San Francisco, California 94104

   RE: **Matter of Time I Co.**
     Form 10
     File No. 0-54049

Dear Mr. Crone:

  We have completed our review of your filing and have no further comments at this time.

         Sincerely,

         John Reynolds,
         Assistant Director